SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 08 October 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 08 October 2026
           re: Director Declaration

8 October 2026

LLOYDS BANKING GROUP PLC: NOTIFICATION UNDER UK LISTING RULE 6.4.9R

In accordance with UK Listing Rule 6.4.9R, Lloyds Banking Group plc announces that Chris Vogelzang, an independent non-executive director, has been appointed as a member of the Supervisory Board of Adyen N.V. (“Adyen”), a company whose shares are listed on Euronext Amsterdam. The appointment took effect on 7 October 2026, following shareholder approval at Adyen’s Extraordinary General Meeting.

- END -

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 08 October 2026